Exhibit 99.1

Concord Medical to Hold Annual General Meeting on December 31, 2015

BEIJING, December 15, 2015 /PRNewswire/ — Concord Medical Services Holdings Limited (“Concord Medical” or the “Company”) (NYSE: CCM), a leading specialty hospital management solution provider and operator of the largest network of radiotherapy and diagnostic imaging centers in China, today announced that the Company will hold its 2015 annual general meeting of shareholders at its headquarters at 18th Floor, Tower A, Global Trade Center, 36 North Third Ring Road East, Dongcheng District, Beijing 100013, China on December 31, 2015 at 10:00 a.m. Beijing time. The shareholder record date is December 18, 2015. No proposal will be submitted for shareholder approval at the annual general meeting. Instead, the annual general meeting will serve as an open forum for shareholders and beneficial owners of the Company’s American Depositary Shares (“ADSs”) to discuss Company affairs with management.

Concord Medical’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, containing the Company’s audited financial statements for the financial year ended December 31, 2014, is available in the Investor Relations section of the Company’s website at http://ir.concordmedical.com. The Form 20-F is also available on the SEC’s website at http://www.sec.gov.

About Concord Medical

Concord Medical Services Holdings Limited is a leading specialty hospital management solution provider and operator of the largest network of radiotherapy and diagnostic imaging centers in China. As of September 30, 2015, the Company operated a network of 127 centers with 76 hospital partners that spanned 53 cities and 25 provinces and administrative regions in China. Under long-term arrangements with top-tier hospitals in China, the Company provides radiotherapy and diagnostic imaging equipment and manages the daily operations of these centers, which are located on the premises of its hospital partners. The Company also provides ongoing training to doctors and other medical professionals in its network of centers to ensure a high level of clinical care for patients. As part of its high-end cancer hospital development strategy and oversea business extension, the Company acquired Concord Cancer Hospital, a private hospital in Singapore in April, 2015. For more information, please see http://ir.concordmedical.com.

For more information, please contact:

Concord Medical Services

Mr. Adam J. Sun (Chinese and English)

+86 10 5957 5266

adam.sun@concordmedical.com

Ms. Fang Liu (Chinese and English)

+86 10 5903 6688 (ext. 639)

fang.liu@concordmedical.com

ICR, Inc.

Mr. William Zima

+1 203-682-8233

William.Zima@icrinc.com

SOURCE Concord Medical Services Holdings Limited